Evolving Gold Corporation
Suite 1500, 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: 604.685.6375
www.evolvinggold.com
info@evolvinggold.com

News Release

Initial Drilling Completed at Evolving Gold Corporation’s Winnemucca Mountain Gold Property

Vancouver, British Columbia, December 13, 2006: Evolving Gold Corporation (CNQ:GOLD) (OTC:EVOGF) (the “Company” or “Evolving”) reports today that Meridian Gold Inc.(TSX:MNG) (NYSE:MDG) (“Meridian Gold” or “Meridian”) has completed an initial round of drilling totalling 2278 meters (7475 feet) in twelve holes using a reverse circulation Schramm 685W drill at the Company’s Winnemucca Mountain gold property. Holes ranged in depth from 320 to 900 feet in which Meridian targeted the area around the historic high grade Santa Fe intersection in hole 83 which returned 5 feet (1.52 meters) grading 2.02 ounces (68.6 grams) per ton gold. program will continue when equipment becomes available in the new year.

Meridian has submitted samples to ALS Chemex for assay. Full results for this initial round of drilling are expected in January 2007.

In compliance with National Instrument 43-101 (“NI 43-101”), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release. An independent NI 43-101 compliant technical report has been filed on SEDAR.

On behalf of Evolving Gold Corporation

Lawrence A. Dick, Ph.D., P.Geo
President